Filed by TS Innovation Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TS Innovation Acquisitions Corp.

Commission File No. 001-39688

Date: March 11, 2021

Below is the transcript of an interview with The Motley Fool podcast Industry Focus: Financials on March 8, 2021

Financials: An Interview With Latch’s CEO and 2 Other SPACs On Our Radar

Jason Moser: I think you’re on mute there, bud.

Matt Frankel: I was muted. Here I am. How are you? Can you hear me and see me okay now?

Jason Hall: I can hear you and see you okay, but more importantly, I can see our guest here for the first half of our hour. This is Luke, and make sure I’m pronouncing this correctly, Luke Schoenfelder?

Luke Schoenfelder: Hey, you did a fantastic job. Thanks so much, Jason. Thank you.

Jason Moser: Beautiful

Luke Schoenfelder: You people have butchered that in my life, but that was artfully done.

Jason Moser: All right. Well, Luke Schoenfelder, thank you so much for joining us today. This is going to be a lot of fun. Matt, I know that you have a lot of questions for Luke, and Luke, you’re going to be a part of our episode of Industry Focus today. We have a few shows. We’re talking about SPACs.

Luke Schoenfelder: Okay.

Jason Moser: The idea behind SPACs, and some of the companies that are taking that route, why they’re doing it. Matt is going to take the first 30 minutes of today’s show here, and that’s going to be the interview. He’s going to talk with you about the company which you guys are doing over at Latch and why you decided SPAC was the right way to go for you-all, and all sorts of stuff. I’m going to just put it on mute and be quiet and listen to you guys talk. Matt, you feel free to take it away. You guys have fun, and then we will pick it up at about 1:30.

Luke Schoenfelder: Great. Thank you so much.

Matt Frankel: Hey, Luke. Thank you for joining us today.

Luke Schoenfelder: Thanks for having me, Matt. Excited to chat.

Matt Frankel: Excellent. For those who don’t know, Luke is the CEO of Latch, a property technology company. But for those who aren’t too familiar with Latch, can you briefly explain the short version of what your company does?

Luke Schoenfelder: Absolutely, yes. Our thesis from the beginning has always been to make buildings better places to live, work, and visit. We do that through LatchOS, which is our software platform. Then through devices that we make, and partner devices, and integrations with companies like UPS or package delivery, and all sorts of other amazing things that need to happen at a building.

Matt Frankel: Excellent. LatchOS is the product, but you also actually produce the physical hardware, correct?

Luke Schoenfelder: We do, yeah. My background, I previously worked at Apple. My other Co-Founder was [inaudible] the design team at Apple. A lot of the team is from Apple, so it’s a similar ethos around software that’s differentiated by hardware as well. I think that’s been our thesis, was how can we build something that works better together for everybody at the building?

Matt Frankel: It is 2021. How has it taken this long for technology to creep into real estate?

Luke Schoenfelder: It’s very interesting. We joked that rent is the world’s oldest subscription product and it hasn’t changed in a [laughs] few thousand years. It really hasn’t. The experience is the same, and I think there is a few reasons. One, there’s nobody in real estate, even with our largest partners, that’s truly at full scale. Everybody is operating in a sub-scale way, where they were not able to build their own technology products. They needed other folks to come along and build products that they could use, and no one has been able to do that in a totally widespread way, focused on all the users. We see our challenges being the first product company to do that. It’s exciting, but it’s also difficult because it can be a fragmented market. That was why it’s so important for us to work directly with so many important customers as wealth investors and supporters of the company.

Matt Frankel: I read a statistic that your product is being installed on about one in 10 new apartment buildings in the US, if I’m quoting that correctly.

Luke Schoenfelder: It’s one in 10 apartments, which is actually a bigger number, so one in 10 apartment units. But yes, you read that correctly.

Matt Frankel: What is the big incentive for builders to make that investment?

Luke Schoenfelder: Yeah. It’s two things. Well, actually, it’s one thing. Real estate owners, they build their projects to generate a financial return. The way to say measure that return is that operating income, they get a multiple on that operating income. Latch allows them to increase their revenue and also reduce their expenses, which both have the effect of increasing their net operating income. If you think about a building, and every building is different, a building in Manhattan, their operational costs with re-keying and revamping an apartment when somebody moves in and moves out, ridiculously high. Super expensive, because of labor rates and other things like that. If you look at a building in Kansas, you don’t have the same labor rates, you don’t have those same expenses, but the buildings are really spread out, and so sending maintenance staff on a 45-minute drive to change a light bulb, super inefficient. You have these different LatchOS that is just, in many ways, like an operating system for computer, where people can use it to make presentations. They can use it to make sell models, they can use it to play games. It’s really flexible to meet the needs of specific building and a specific context.

Matt Frankel: In other words, even though they’re paying subscription revenue to you, I read that your average contract is about six years.

Luke Schoenfelder: Yeah.

Matt Frankel: That’s actually cheaper than the alternatives in a lot of cases.

Luke Schoenfelder: It is. That’s right. Every great product you get more value out of it than what you pay for it. That’s how any great business but also any subscription product works. We’ve seen landlords and developers be super excited about the value that we’re offering them.

Matt Frankel: We’ll talk about some of your particular growth projections in a minute we get to the whole SPAC portion of it.

Luke Schoenfelder: Totally.

Matt Frankel: But what is the market size here? I mean, can your product, first of all, be retrofit onto existing buildings?

Luke Schoenfelder: Yes. A lot of our customers are retrofit. We’ve installed with hundreds of developers, hundreds of retrofit projects across the United States. But the market size zooming out 47 million rental units in the United States, which is pretty big, 90 million in Europe, which is an expansion market for us, and so the way that breaks down, you have multifamily, so everybody thinks about the big Manhattan skyscraper. But the reality is that a lot of big apartment buildings are in Dallas, are in Tulsa, Oklahoma, 2-300 unit buildings, and so those are the types of properties where you have large concentrations of users that we serve, but we also serve the single-family rental markets, smaller building, but all-in, we see that 47 million rental units in the United States they’re one market, and then the 90 million units in Europe are expanded TAM.

Matt Frankel: I know a lot of our members are also real estate investors. I know I am. Just one of my properties, let’s say, for example, it’s a triplex downtown in the market I’m in.

Luke Schoenfelder: Yeah.

Matt Frankel: Would largest product be a fit for that or is it just for larger-scale developments?

Luke Schoenfelder: Today, we have a 25 units minimum. But part of why we’ve done that is to really focus our efforts as a smaller company at an earlier stage where we needed to prioritize our resources. Because if you think about it, well, from our perspective, work that is required to help someone with a three-unit building and a 300-unit building, it’s actually quite similar the amount of work that we have to do. We have to explain the value proposition, we have to go through the contracting process, and for us, this made sense to focus on those larger owners. But with this transaction and all of our new resources, we see the opportunity to serve every rental space as something we’re really excited about. Coming soon, Matt, so stay tuned.

Matt Frankel: Either I will get the 25 units [laughs].

Luke Schoenfelder: Get them both. We will meet you where you’re, and it’s a great time to invest in real estate as well.

Matt Frankel: It is. The market near me is particularly hot right now, but we’ll see how that goes. Let’s get to this back portion of the discussion.

Luke Schoenfelder: Yeah.

Matt Frankel: We recently learned, for those who don’t know, you’re going public through a company called TS Innovation Acquisitions Corp.

Luke Schoenfelder: Yeah.

Matt Frankel: They are Tishman Speyer, SPAC, I believe is the sponsor.

Luke Schoenfelder: That’s right.

Matt Frankel: You’re not just getting the SPAC proceeds, you’re getting what’s called a pipe that is part of pretty much every SPAC deal, and there are some pretty impressive investors on that. How did you attract all of them? [laughs]

Luke Schoenfelder: One of our values as a company is just humble excellence, and so it’s really focusing on doing the work. We found that we’ve just kept our heads down and we’ve just done the work. When we had this opportunity to align with Rob Speyer and the Tishman Speyer team, I had known Rob for years, he had been a customer, they were small early Investor. There was just this really cool value alignment with what Tishman Speyer does in the world and the types of products that they build and the long-term thinking that they have. When we went out to raise our pipe, the clear value that we could create together, but also the clear alignment of corporate values and just philosophy, we’ve got people really excited. So if you look at the folks that came in on the pipe, Fidelity, Wellington, BlackRock, Durable, Chamath, that’s a really incredible set of folks and we have the fortune to get to learn from their perspective, but also have them supporting us in this next phase of our growth.

Matt Frankel: Speaking of Chamath, he actually called you guys the best software-as-a-service company he’s ever seen or invested in. That’s a pretty bold statement. [laughs].

Luke Schoenfelder: It’s high praise, but if you look at our published numbers, we’ve never turned a customer, the average customer signs more than a six-year contract, and 97 percent of our customers pay upfront for all six years of their software. It’s pretty incredible working capital dynamics, and again, it’s a completely reasonable and rational economic act because of the way the buildings are financed, and so it is very interesting. I flashback to raising money early days in Silicon Valley, people didn’t understand what we’re doing. They didn’t understand why we weren’t selling to consumers. They didn’t understand the real estate industry, and frankly, a lot of people thought that the rental market was niche. I’m sitting there being like, there’s 47 million rental units in the United States, there’s 47 million households, I don’t know how that niche. But it just didn’t click because I think a lot of the folks in Silicon Valley, they drive their electric car, particularly if you’re talking about some of them on Santa road, they drive their electric car to a three, four million dollar suburban house in Palo Alto and thinks that’s how the rest of the world works, and it’s not, it’s really not. We practically built our products to be inclusive and think about the needs of everybody. We’re really proud to work with affordable housing, and really look at the entire spectrum of folks that are living in buildings in urban dense environments.

Matt Frankel: I saw that you evaluated about 10 SPAC deals, I think is what I read before settling on Tishman Speyer.

Luke Schoenfelder: Yeah.

Matt Frankel: Why them in particular? I know you said they were an early investor of yours, so I’m sure that had something to do with it.

Luke Schoenfelder: It didn’t. We had our first SPAC outreach in 2019, which obviously is claims. Now looking back, we’re like, “What’s SPAC?” I had that whole cycle of trying to understand what was going on in the fall of 2019. Frankly, we thought it was interesting. It wasn’t the right moment right then, we had just raised 100 million-plus Series B, but we thought it was interesting to track. Then fast forward to the fall, and we had multiple of our early shareholders have their own SPACs. We had this position where we had a lot of inbound, and then we had some of our own shareholders that had their own SPACs. We really needed to look at it and think it seriously. I think is we thought about it, a few things: One, if we look at our long-term vision, we’ve always known that we wanted to be a standalone, independent company. We have not seen anybody else who gets this space or thinks about the space the way that we do, and we believe that we can continue to drive innovation here for a very, very long time, and we’re just getting started. So finding a way to be independent and to be able to continue to build these products is really important for us. Ultimately, we thought being a public company was going to be the past, and so if you look at our traditional IPO, you don’t necessarily, and well, you don’t get that extra strategic partner as part of a transaction. You go and you meet with the BlackRock’s, the Fidelity’s, the Wellington’s, as part of a roadshow, but to have the ability to go with a close and true strategic partner that opens up new markets and new opportunities through the combination. That was why Tishman Speyer seemed to be the best partner for us, and why we’re excited about SPAC was we felt like 1 plus 1 equal 3, as opposed to just getting the typical public company shareholder base. We got this extra partnership as part of the next phase of growth.

Matt Frankel: Another great point about being in a SPAC IPO is you can raise a lot more capital than you would make traditional IPOs, especially if you’re in a more earlier stage growth company.

Luke Schoenfelder: Yeah, totally.

Matt Frankel: You’re getting roughly half billion dollars in the SPAC deal in capital, if I’m correct on that.

Luke Schoenfelder: It’s 300 million cash in trust and then 190 million in the pipe. So 490, but precision matters, you know?

Matt Frankel: That’s true. [laughs]

Luke Schoenfelder: Yeah, yeah. [laughs]

Matt Frankel: But that’s a lot of money. The whole valuation, I think, it’s less than two billion.

Luke Schoenfelder: It is. On a fully diluted basis, it’s about 1.56 billion, if I recall correctly.

Matt Frankel: That’s a lot of capital for a company of that size. What are you going to do with it?

Luke Schoenfelder: I think, an important context, we’ve publicly raised, I believe, 150 million, is what’s been disclosed. So we’ve had large amounts of capital that we’ve invested previously and we think we’ve invested it wisely, which is why folks are looking at this additional round of investments. But if you zoom out, I think a lot of people see us building products for apartments, and that’s a big market and they’re excited about it, like we are, which is great. But what we’re really doing is we’re productizing the apartment itself. I know that sounds maybe a little fluffy, but what software interface has existed for spaces before? Think about all of the things that happen in your space and the lack of software, and frankly, just efficiency that exists there. We have a roadmap that allows us to continue to deliver innovation for a very long period of time, and people are very excited about backing our team to go and continue to deliver the products for this space. That’s what we use the cash for, primarily.

Matt Frankel: I would love to see your vision for what an apartment building in 2040 is going to look like [laughs] because it sounds like you guys want to own that space in 20 years.

Luke Schoenfelder: Yeah. I don’t know. Are you an iPhone or an Android user? Which ecosystem are you in?

Matt Frankel: I’m Android.

Luke Schoenfelder: You’re Android? Okay. I’m not quite as familiar with the phone transition process when you switch phones, but in iOS land, there’s now this blue cloud that comes up on the screen of your old phone and you just scan it with the camera on the new phone and that’s how all the data moves over. You’re just on your new phone. Why doesn’t moving work that same way, where I’m just moving, all of the stuff about me stays the same? It’s just this one thing, the address, that’s changing. All of my preferences about the world are kind of similar. Why are we not able to move in that fluid way? I think those are the types of use cases that we’re looking at and saying, we think you should be able to, again, subscribe to Space and have your preferences go with you and have something that’s really tailored to you.

Matt Frankel: That is really interesting, and I want to get into some of your projections from your presentation. If you just look at the line of what you did last year, about 18 million in revenue, your company lost about 61 million, which is fine. We know growth costs money.

Luke Schoenfelder: Sure.

Matt Frankel: But you’re projecting the revenue’s going to roughly triple this year and will reach 877 million by 2025, I believe. That’s some pretty big growth. How are you going to get there?

Luke Schoenfelder: It is, yes. A few things that are unique to our model; if you look at our booked revenue, booked revenue is when a letter of intent has been signed for a specific project, that revenue we have signed contracts for. To map where our customers think about this, they’re not waking up tomorrow and saying, I want to have a building next week. [laughs] It’s a multi-year process. Because of that, we sign these contracts to supply our products and our services to those buildings in the future up to 24 months out, which is actually not very long. It’s long in one way, but mostly, these projects are actually being planned five years out. So two years out is what we look at as the bookings window. When you see our growth projected for next year, you’re looking at GAAP revenue, which is probably reasonable. We have LOIs for a very large portion of that, which is what gives us that confidence. If you think about our bookings being here and then the deliveries being a lagging indicator, they always move together. Does that make sense? The growth, we have really good visibility on because we have visibility on the bookings.

Matt Frankel: That actually gives you a lot of insight into what your next years, and even the two years down the road, compared to what most companies can really predict.

Luke Schoenfelder: It does. The bookings, to also be clear, that’s not our sales pipeline. We have sales pipeline, which gives most companies visibility, then we have a signed contract, which gives us really good visibility, and then we have deliveries, which is when we recognize the revenue on a GAAP basis. So you can totally look at it and say, well, the revenue was small last year, and that’s reasonable, but the reason why we have such confidence in our go-forward projections is because of the contracts that we have.

Matt Frankel: Okay. That makes a lot of sense. You have about 154 percent net dollar retention rate. I can explain that, but I’d like you to try to let our listeners know exactly what that statistic means. Because they hear it a lot of the tech show, no so much on ours, which is the financials edition.

Luke Schoenfelder: Totally. Net dollar retention is basically how much purchasing your existing customers are doing. If you think about that, if they just bought one product, one time, it’d be at 100 percent. We already mentioned we have 100 percent customer retention, 154 percent actually represents that we’ve upsold new products and new services and new expanded locations with our existing customer base to the extent that, if you look at a snapshot of our existing customers, we have 154 percent net dollar retention, meaning that there was 54 percent growth on top of 100 percent retention, which is pretty exciting and fairly unusual.

Matt Frankel: A lot of our best software-as-a-service companies that we follow, in the 120-130 percent range I’d say is pretty normal. Do you think that’s sustainable, second of all?

Luke Schoenfelder: The way that we think about and the way we organize everything on the product side is around modules. If you look at LatchOS, we deliver new modules over time. So as we scale new modules to existing customers, but then also just release net new modules, we’ll have a much bigger menu of products that solve problems for our customers. Is it always going to be 154 percent? Hard to predict the future. But what I would say is that we expect to continue to have very strong net dollar retention and also customer retention going forward.

Matt Frankel: Would you say your biggest growth opportunity is adding new products or continuing to grow your customer base? What’s the more immediate growth potential?

Luke Schoenfelder: Can I pick two?

Matt Frankel: [laughs] I love that answer.

Luke Schoenfelder: Those are the two things; it’s grow the number of spaces that have LatchOS and then grow the things that LatchOS does at those spaces. That’s what I wake up when I think about every day.

Matt Frankel: Before we go, I just wanted to give you the last word. Is there anything you would want people to know about Latch and what you’re up to? When is the stack deal going to be completing?

Luke Schoenfelder: We’re in the SEC review process right now. If you look historically, it’s typically about three months from deal announcement to SEC approval and merger. I would say it’s a fairly typical transaction in that way. In terms of the last word, I would just say we’re so excited to get to deliver new value for everybody in the ecosystem. If you’re a real estate investor, owner, we want to make your life easier. If you live somewhere and you rent somewhere, we want to make your life better as well. If you have ideas about, hey, I wish this happens at my space, shoot us an email. Some of our absolute best product features and innovation, not some of, all of them come from conversations with customers, conversations with residents. I get so many cold emails, LinkedIn messages being like, hey, could you do this one thing? That gets me so excited. I was actually speaking to a property manager who just reached out on LinkedIn the other day, and it’s so cool we get to learn what are they thinking about, what are the ways that we continue to evolve our product suite. So help us help you. Let us know what your biggest aim points are so that we can keep evolving our products to meet your needs, that will be the [inaudible] with.

Matt Frankel: You heard that Luke wants to hear from you.

Luke Schoenfelder: I want to hear. Luke@latch.com. Hit me up on LinkedIn. Hit me up on Twitter.

Matt Frankel: There you go. After this deal is done, you are going to have some deep pockets and a pretty impressive list of partners, and I’m really curious to see what you do with them.

Luke Schoenfelder: We’re going to do our best to just keep making buildings better places to live, work, and visit. That’s the goal.

Matt Frankel: Excellent. Thank you so much for joining us today.

Luke Schoenfelder: Thanks so much for having me, Matt. Thanks so much, Jason. See you all soon. Bye.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This document relates to a proposed transaction between Latch and TSIA. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, TSIA filed a registration statement on Form S-4 with the SEC on March 10, 2021, which included a proxy statement of TSIA and a prospectus of TSIA. TSIA also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of TSIA are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TSIA through the website maintained by the SEC at www.sec.gov In addition, the documents filed by TSIA may be obtained free of charge from TSIA’s website at www.TSIAcorp.com or by written request to TSIA at TS Innovation Acquisitions Corp., 45 Rockefeller Plaza, 7th Floor, New York, NY 10111.

PARTICIPANTS IN SOLICITATION

TSIA and Latch and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TSIA’s stockholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain a free copy of these documents as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS LEGEND

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Latch, Inc. (“Latch”) and TS Innovation Acquisitions Corp. (“TSIA”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Latch and the markets in which it operates, and Latch’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction, including the contemporaneous private placement of equity securities (the “PIPE investment”), may not be completed in a timely manner or at all, which may adversely affect the price of TSIA’s securities, (ii) the risk that the transaction may not be completed by TSIA’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TSIA, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of TSIA and Latch, the satisfaction of the minimum trust account amount following redemptions by TSIA’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger or the termination of any PIPE investor’s subscription agreement, (vi) the effect of the announcement or pendency of the transaction on Latch’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Latch or diverts management’s attention from Latch’s ongoing business operations and potential difficulties in Latch employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Latch, TSIA or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction and PIPE investment, (x) the ability to maintain the listing of TSIA’s securities on the Nasdaq Capital Market (“Nasdaq”), (xi) the price of TSIA’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Latch plans to operate, variations in performance across competitors, changes in laws and regulations affecting Latch’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the amount of redemption requests made by TSIA’s public stockholders, (xiv) the ability of TSIA to issue equity or equity-linked securities in connection with the transaction or in the future, (xv) possible variances between the unaudited historical financial information Latch presents and its audited financial statements, when they become available and (xvi) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of TSIA’s Registration Statement on Form S-1, the registration statement on Form S-4 and proxy statement/prospectus described below and other documents filed by TSIA from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Latch and TSIA assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Latch nor TSIA gives any assurance that either Latch or TSIA will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by Latch or TSIA or any other person that the events or circumstances described in such statement are material.